Exhibit 99.2

PetroChina Strived to Increase Reserves and Production and Enhance Efficiency

with a Good Start of the Year Achieved in the First Quarter of 2019

(Beijing, 29 April 2019) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that, adhering to the principle of steady development, the Company devoted major efforts to high-quality development, intensified the measures for broadening sources of income, reducing expenditures as well as cutting cost and enhancing efficiency, and sped up structural adjustment in the first quarter of 2019, amidst a slowdown in the global economy and stable improvement in China’s economy. The Company grasped the favourable opportunities offered by the upward movement of the international oil price and the relatively fast growth of demand in the natural gas market to intensify the production and operation of the Company’s two business chains of oil and gas. The Company’s principle production indicators grew steadily, and the production and operation activities achieved a good start for the year.

In the first quarter of 2019, the Company recorded turnover of RMB591,041 million under IFRS, representing an increase of 8.9% over the same period in 2018. Net profit attributable to owners of the Company amounted to RMB10,255 million, representing an increase of 1.0% over the same period in 2018.

Strong momentum of increase in reserves and production and positive results in cost control. The Company continued to optimise its exploration deployment, consolidated the resource base for maintaining the stability in oil production and increasing gas output, accelerated the build-up of the oil and gas production capacity, which led to an increase in the output of both domestic and overseas oil and gas compared with the same period of last year. In the first quarter of 2019, crude oil output was 223.4 million barrels, representing an increase of 4.6% over the same period of last year. Marketable natural gas output amounted to 999.9 billion cubic feet, representing an increase of 8.9% over the same period of last year. The oil and gas equivalent output was 390.1 million barrels, representing an increase of 6.4% over the same period of last year, of which the domestic and overseas oil and gas equivalent output increased by 5.0% and 16.0% over the same period of last year respectively. The Company adhered to its low-cost strategy and devoted major efforts to broadening sources of income, reducing expenditures as well as cutting cost and enhancing efficiency. The Exploration and Production segment achieved a profit from operations of RMB14,326 million, representing a significant increase of 47.1% over the same period in 2018.

Increase in the production of marketable and high-profit products, and continuous improvement in the processing load of its high-margin chemical production facilities. Regarding the Refining and Chemicals segment, the Company adjusted and optimised the allocation of resources and the structure of products based on market demands, and reasonably adjusted the ratio of diesel to gasoline in its production from 1.25 for the same period last year to 1.07 this year. The Company also grasped the market opportunities in connection with the growth of demand for chemical products and continuously improved the processing load of its high-margin chemical production facilities, which resulted in an increase of 3.9% in the outputs of chemical commodity products over the same period of last year. In the first quarter of 2019, the Company processed an aggregate amount of 291.6 million barrels of crude oil and produced 27.708 million tons of gasoline, diesel and kerosene. The Refining and Chemical segment realised a profit from operations of RMB2,999 million. Of which, the refining operations achieved a profit from operations of RMB46 million, while the chemical business achieved a profit from operations of RMB2,953 million.

Taking effective measures and continuously expanding and increasing sales. Regarding the Marketing segment, by grasping favourable opportunities in connection with the rise in the price of refined products, and the marketization of internal price, the Company promptly adjusted its marketing strategies, continued expanding and increasing sales, and developed overseas high-profitability markets. In the case of a decrease of 0.8% year-on-year in the sales volume of gasoline, diesel and kerosene during the first quarter of 2019 in a competitive environment, the Marketing segment achieved a profit from operations of RMB3,517 million, representing an increase of 88.6% over the same period in 2018.

Optimisation in natural gas’s transmission and sales plan to ensure sales efficiency. For the Natural Gas and Pipeline segment, the Company coordinated the utilisation of various resources, such as domestically produced gas, imported gas and liquefied natural gas (“LNG”). The Company continued to develop certain major high-profitability markets and effectively enhanced its sales efficiency. At the same time, the Company also accelerated the development of the natural gas pipeline network which was interconnected under a rationalised layout and was also safe and efficient. In the first quarter of 2019, as a result of the rise in the price and sales of natural gas, the profit from operations of the natural gas and pipeline segment amounted to RMB12,582 million, representing an increase of 12.5% over the same period of last year. Among which, the Company made great efforts to take effective actions to control the loss incurred from sales of imported gas and LNG. In the case of an increase in sales volume of imported gas and LNG, the net loss narrowed by RMB2,535 million over the same period in 2018.

Outlook of the second quarter. The Company will fully implement its work plans and continuously adhere to the principle of steady development and promote high-quality development. The Company will vigorously implement its strategies in the four aspects of resources, marketing, globalization and innovation. It will continuously optimise the structure of the industrial chain and enhance the value of the two business chains of oil and gas. The Company will also devote major efforts to broadening sources of income, reducing expenditures as well as cutting cost and enhancing efficiency, and steadily maintain the progress of production and operation activities, to enhance the Company’s market competitiveness and its value and continue to move steadily towards the goal of building PetroChina into a world-class international energy company.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies Sammie Zhang	Fax: (852) 2576 1990 Tel: (852) 2894 6252
E-mail: Sammie.Zhang@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
E-mail: ping.liu@everbloom.com.cn

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